Mail Stop 3720

      June 14, 2006


J. Timothy Bryan
Chief Executive Officer
ICO Global Communications (Holdings) Limited
Plaza America Tower I
11700 Plaza America Drive, Suite 1010
Reston, VA 20190

	RE:  	ICO Global Communications (Holdings) Limited
		Registration Statement on Form 10
		Filed May 15, 2006
      File No. 0-52006

Dear Mr. Bryan:

	We have reviewed the above filing and have the following comments. Where indicated, we think that you should revise your Form
10 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.
2. Please update your financial statements and all applicable sections.

Disclosure Regarding Forward-Looking Statements

3. Please revise to delete the second sentence of the second paragraph, as it is inappropriate for you to disclaim responsibility for statements made in your document. Instead, you may caution readers not to place undue certainty on any forward-looking statements.

Business, page 1

General
4. Consider revising to disclose that your website is located at www.ico.com. See Item 101(e)(2) of Regulation S-K.

5. Revise to update the status of the various plans you disclose throughout this section. For example, disclose the status of your exploration into the development of a new MEO business plan outside of North America, including the extent to which you have had discussions with potential partners to provide funding. Similarly address the extent of your discussions with strategic partner candidates to develop the infrastructure required for your MSS/ATC System, including the number of parties contacted, whether you are negotiating terms with any of these parties, etc.

Financial Information about Geographic Areas, page 14
6. We note that you have no assets listed in the line item, "Foreign," for 2004 and 2005. On page 11, you state that you have a network management center and a back-up center in Slough, United Kingdom and a facility in Itaborai, Brazil. Please revise or advise.
Also, tell us why this disclosure is not required to be disclosed in your notes to the financial statements under paragraph 38(b) of FAS
131.

Risk Factors, page 14

General
7. Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and results of operations could be adversely affected or harmed. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc. Also revise other subheadings that currently do not indicate a specific risk to you or your investors, such as "ATC spectrum access is limited by technological factors" and
"We have not yet applied for ATC authorization."
8. To provide readers with a better understanding of the magnitude of the risks discussed, and to the extent practicable, please revise your risk factors to quantify the possible impact on your company`s financial condition, results of operations, or liquidity if a risk materializes. For example:
* Disclose the degree to which your "capital requirements would be even more substantial" if you were required to develop the necessary
ATC ground infrastructure alone, as discussed in "We have no significant operations..." on page 15;
* Clarify the amount you will need to pay for the launch insurance policies summarized on page 11, insurance that would cover the cost of insurance, and the degree to which your premiums would rise if you failed to launch a satellite, as discussed in "There are significant risks associated with building, launching and operating the satellite..." on pages 15 through 16;
* Estimate the amount of your possible tax liability if the IRS determines that the company incorrectly offset the gain on the disposition of certain securities with losses incurred in connection with the abandonment of assets associated with your MEO network, as discussed in "We are currently being audited by the IRS..." on page
18;
* Quantify the amount of expenses the company has incurred in connection with its litigation with Boeing, the amount it expects to incur in the future simply to pursue the litigation, and the possible amount of damages that you would owe if Boeing is successful in its litigation, as discussed in "We are engaged in litigation with The Boeing Company..." on page 18.

These are examples only. Also provide quantified discussions of these factors in your MD&A where appropriate.

"The interests of our controlling stockholder may conflict with your interests...," page 25

9. Revise to clarify that Eagle River`s sole manager and member, Mr.
McCaw, is also your chairman.




Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 28

10. The Commission`s Interpretive Release No. 33-8350, "Commission Guidance Regarding Management`s Discussion and Analysis of Financial
Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, recommends that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding your MD&A to address any known trends or uncertainties that could materially affect your results of operations or liquidity in the future, providing detailed and quantified disclosure to the extent practicable in place of some of the generalized disclosure that currently appears in this section.
For
example, discuss and analyze:

* the payments owed to Loral in the 2006 and 2007 fiscal years, as summarized on page F-23, as well as the amounts payable for the provision of launch services for your GEO satellite and the delivery of certain gateway segment equipment, including how you intend to pay for them;

* the possible tax liability that you will owe if the IRS determines that the company incorrectly offset the gain on the disposition of certain securities with losses incurred in connection with the abandonment of assets associated with your MEO network, as discussed on page 18;

* the ongoing costs of litigation with Boeing, as summarized on pages
11 and 52;

* the risks associated with launching your GEO satellites into orbit, the attendant costs for insuring launch and insuring the cost of insurance, and the impact on the company going forward if a satellite was lost during launch;

* the increased costs you will incur if you fail to secure a partner to assist in the development of the necessary ATC ground infrastructure; and

* the "substantial expenses" and "ongoing compliance costs" associated with Sarbanes-Oxley regulatory compliance, as mentioned in your risk factor on page 19.
11. Detailed disclosure of the company`s future liquidity requirements should also be provided, including quantified disclosure, if possible. Your liquidity section should discuss the cash requirements for beginning operations. For example, your liquidity section should provide detailed (and quantified, if possible) disclosure regarding the expenses you expect to continue to incur in connection with your plans, including payments to the manufacturer of your satellite, expenses related to your debt, the costs of finding a partner to facilitate development of the required
ATC infrastructure, and how those strategies will affect the company`s cash needs. Explain how such expansion plans will affect your capital expenditures and liquidity.
12. We note that the company faces numerous milestones imposed by the
FCC and Ofcom that will force the company to incur significant expenses in coming years and, if not met, may have a material impact on the company`s liquidity and financial condition. Revise MD&A to set forth your numerous regulatory hurdles you face in order to begin operations not only in the U.S. (to provide MSS/ATC services) but also in Europe. For each regulatory requirement, specify the date by which you must be in compliance, quantify the expenses you will need to incur in order to meet each milestone (in this regard, we note the reference to "costs projected" on page 15), and quantify, to the extent practicable, the impact on your liquidity and financial condition if you fail to meet a regulatory milestone.

Overview, page 29

13. The purpose of an Overview section is to provide investors with an executive level introduction to ICO Global, its subsidiaries, its products and services, and the matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. In providing this information, it is important that it not merely duplicate the detailed information provided in the Business section. Rather, the Overview section should provide investors with an executive level introduction of the economic or industry-wide factors that management views as most relevant to the company as a whole and to each of its operating subsidiaries. Also, this discussion should provide insight into challenges, risks and opportunities of which management is aware of and discuss any actions being taken to address the same. This latter point seems particularly significant given your history of losses, the numerous factors that could have an impact on the company`s liquidity, and the significant regulatory hurdles the company faces in order to begin and continue operations. For a more detailed discussion of what is expected in this section, please refer to Release No. 33-8350.
14. Discuss in more detail why you decided to revise your business plan from the MEO satellite system to the MSS satellite system.

Results of Operations, page 32

15. Provide more specific and quantified (if possible) disclosure about the "additional costs necessary to develop [y]our MSS/ATC system." Similarly address the sources and uses of the funds necessary to complete the development of the MSS portion of the system in the first paragraph under "Future Funding Requirements" on page 36. Also revise the disclosure on page 36 to clarify why your subsidiary might need to incur additional indebtedness to complete the MSS portion beyond the $525 million to $600 million as currently projected.
16. Please revise to present the interest income in parenthesis and the interest expense without parenthesis.

Gain on Disposal of Assets, page 33
17. Please tell us the nature of the equipment exchanged.

Liquidity and Capital Resources, page 34

18. You state in the second paragraph that you believe your cash, cash equivalents and available-for-sale investments will be sufficient to fund your operational and capital requirements "at least through the end of 2007." However, your disclosure at the bottom of page 29 about the lack of assurance that you will be able to obtain the funding necessary to complete the construction of your
MSS/ATC System and fund your working capital requirements, as well as your first risk factor discussion on page 15, suggest that you will require significant funding. Please revise to clarify the nature and timing of your financing needs.

19. Provide a discussion of your anticipated capital expenditures in addition to those related to the development of your MSS/ATC
System,
and quantify the expected amounts of capital expenditures for 2006.

20. Expand to discuss the nature of the indenture`s restrictions on
ICO North America`s transactions with you or your affiliates.
Also
disclose the events that constitute events of default under the
7.5%
notes and the consequences of default.

Security Ownership of Certain Beneficial Owners and Management,
page
39
21. Revise the table to include the full number and percentage of Class A shares that Eagle River and Mente, LLC, beneficially own.
22. Disclose the person(s) who has voting and/or investment control over the shares held by CDR-Satco LLC, to the extent it is not widely held.

Employment Agreements with Named Executive Officers..., page 49
23. Provide disclosure about the parameters that will be evaluated in determining whether bonuses are to be paid to your executive officers, including whether bonuses are paid regardless of whether or not the company is profitable as measured by net income.

Certain Relationships and Related Transactions, page 52

24. Disclose the amount paid to Davis Wright Tremaine LLP for legal services during the last fiscal year.

Report of Independent Registered Public Accountant, page F-4
25. We note that the audits were conducted in accordance with the auditing standards generally accepted in the United States of America. Please tell us why the audit report is not required to refer to the standards of the Public Company Accounting Oversight Board (United States).

Consolidated Statements of Changes in Stockholders` Equity, page
F-10
26. Please tell us the nature of your deferred tax liability associated with the Nextel Communications, Inc. share contribution.

Note 3. Use of Estimates, page F-13
27. Revise expand your disclosures in the "Critical Accounting
Policies" on page 30 to include your accounting policies for depreciation, taxes, contingencies, and asset useful lives.

Note 5. Impairment of Long-Lived Assets, page F-20
28. In 2003, we note that you decided that you would no longer provide full funding of the gateways for the MEO satellite system. We also note that you wrote down the system to zero even though you are exploring "the development of a new MEO business plan outside North America that would utilize both the Company`s physical and regulatory MEO satellite assets." On page 11, you disclose that you have one MEO satellite in orbit that provides data gathering services. On page 19, you disclose that you are still performing under one of the agreements. Please tell us how you determined that the assets should be written down to zero and your consideration of paragraph 28 of FAS 144. Also, tell us why you are not recognizing any revenues related to the F2 satellite that is providing data sharing services.




Note 8. Purchase Commitments, page F-23
29. Please tell us how you are accounting for the incentive payments and the basis for your accounting. Include in your response references to the appropriate accounting literature.

Note 9. Restricted Stock Awards, page F-26
30. Please tell us why it is appropriate to recognize the 1 million shares of restricted Class A common stock granted to Eagle River for services provided in the prior five years as a stock dividend. Also, tell us how you determined the fair market value of $0.01 per share.
Include in your response references to the appropriate accounting literature.


*	*	*	*

      As appropriate, please amend your filing and respond to our comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff
Attorney, at (202) 551-3366, or me at (202) 551-3810, with any other
questions.



								Sincerely,

 								/s/ Michele M. Anderson
								Michele M. Anderson
								Legal Branch Chief

























cc:	John L. Flynn, General Counsel
	Via Facsimile: (703) 964-1401
J. Timothy Bryan
ICO Global Communications (Holdings) Limited
June 14, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE